

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 6, 2016

James Zhi Qin
Director and Chief Executive Officer
Autohome, Inc.
10th Floor Tower B, CEC Plaza
3 Dan Ling Street
Haidian District, Beijing 100080
The People's Republic of China

> **Re: Autohome, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 001-36222**

Dear Mr. Qin:

We have reviewed your December 21, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2015 letter.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net revenues, page 65

1.   In response to prior comment 3 you state that you will revise your disclosures in future Form 20-F filings in substantially the same form consistent to the company's earnings release as filed on the Form 6-K dated November 6, 2015. Please confirm that you intend to include a quantified discussion of average revenue per automaker and dealer

advertisers and the number of automaker and dealer advertisers, which you identify as key drivers for revenue growth in your response.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services